

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

August 13, 2009

<u>VIA U.S. MAIL</u>

Mr. Kurt Freudenberg
Executive Vice President and Chief Financial Officer
Nu Horizons Electronics Corporation
70 Maxess Road
Melville, New York 11747

> **Re:** **Nu Horizons Electronics Corporation**
> **Form 10-K for the year ended February 28, 2009**
> **Filed April 29, 2009**
> **File No. 001-08798**

Dear Mr. Freudenberg:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Jeff Jaramillo
Accounting Branch Chief